Mail Stop 4561

October 16, 2008

Mr. Peter E. Kalan
Chief Executive Officer
CSG Systems International, Inc.
9555 Maroon Circle
Englewood, Colorado 80112

> **Re: CSG Systems International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 28, 2008**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2008**
> **Filed August 7, 2008**
> **Definitive Proxy Statement**
> **Filed April 10, 2008**
> **File No. 0-27512**

Dear Mr. Kalan:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.   We are aware of your application for confidential treatment of portions of Exhibit 10.20C to your Form 10-K, which was submitted on October 5, 2005. As previously discussed, please complete your application in the noted respects, so

that the staff may make its determination regarding your application prior to the time we complete our review of your annual report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Detailed Discussion of Results of Operations, page 30

2.   Your discussion of the results of operations frequently does not quantify sources of material changes. For example, refer to disclosure on page 30 addressing the increase in processing revenue. Please note that prefacing the reference to these sources of changes with the word "primarily" obscures the ability of the reader to identify the material sources of the change. Please refer to section III.D of SEC Release No. 33-8350.

Consolidated Financial Statements

Consolidated Statements of Income, page 49

3.   Revise your presentation to include depreciation expense related to operations in your calculation of gross margin here and in your MD&A. Refer to SAB Topic 11:B.

Certain Relationships and Related Transactions, and Director Independence, page 83

4.   You disclose that you have incorporated information regarding certain relationships and related transactions by reference to your definitive proxy statement. Your definitive proxy statement does not appear to contain the disclosure required by Item 404 of Regulation S-K. Please advise.

Exhibits, Financial Statement Schedules, page 83

5.   We note your disclosure on pages 6 and 26 of your annual report on Form 10-K that revenue derived from Time Warner accounted for more than 10% of net sales from continuing operations for fiscal 2007. Please tell us why you have not filed your processing agreement with Time Warner that runs through March 31, 2013 as an exhibit to your Form 10-K pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Signatures

6.   Your annual report on Form 10-K must be signed by your controller or principal accounting officer. See paragraph 2(a) of General Instruction D to Form 10-K. Any person who occupies more than one of the specified positions must indicate

each capacity in which he or she signs the report. See paragraph 2(b) of General Instruction D to Form 10-K. Please file an amended Form 10-K.

Exhibits 31.01 and 31.02

7.   We note that you have omitted language from paragraphs 4(d) and 5 of the certifications. The certifications may not be changed in any respect from the language of Item 601(b)(31), even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. Please provide us with a confirmation that you will conform your disclosures in future filings to the exact language of Item 601(b)(31) of Regulation S-K. Please note that this comment also applies to your filings on Form 10-Q for the quarters ended June 30, 2008, and March 31, 2008.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Notes to Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 6

8.   Please tell us how you met the requirements of paragraphs 32-34 of SFAS 157.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Significant Client Relationships, page 17

9.   Please explain to us the rationale for extending the amortization period of the "contract intangible asset" associated with the previous Comcast agreement through the term of the new contract. Refer to the accounting guidance that supports your position.

Definitive Proxy Statement Filed April 10, 2008

Compensation Discussion and Analysis, page 12

10.   We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance bonuses and equity awards. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of corporate performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. With respect to performance target levels, to the extent you have omitted this disclosure under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed supplemental analysis supporting your conclusion and provide appropriate

corresponding disclosure pursuant to Instruction 4. In disclosing the level of difficulty or ease associated with achievement of the undisclosed performance levels or other factors, please provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm. In this regard, consider providing disclosure that addresses the relationship between historical and future achievement and the extent to which you set the incentive parameters based upon a probability that you would achieve the performance objectives.

11.   Given that you utilize benchmarking in your evaluation of executive compensation, we would expect to see more insightful disclosure of the mechanics of your benchmarking program. At a minimum, your disclosure should address how you target each element of compensation against the comparator companies. We would also expect to see disclosure that specifies how each element of compensation relates to the data you have analyzed from the comparator companies, a discussion of where you target each element of compensation against the peer companies, and an analysis of where actual payments fall within the targeted parameters.

12.   Your compensation discussion and analysis should provide significantly expanded analysis of the elements and levels of compensation paid to the named executive officers. Throughout your compensation discussion and analysis, and as to each compensation element, you should provide an analysis of how you arrived at and why you paid each particular level and form of compensation for 2007. For example, you provide little, if any, analysis of how the application of the predetermined minimum annual corporate financial goals and the level of achievement of individual performance objectives resulted in the specific payouts set forth in the third full paragraph on page 16 and column (F) of the Summary Compensation Table. Provide a complete qualitative and quantitative description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual's performance that the compensation committee considered in determining specific payout levels for 2007. See Item 402(b)(1)(v) of Regulation S-K. Similar disclosure should be provided for the payouts made under your long-term equity award program.

13.   Despite disclosure suggesting that the committee places significant weight on the achievement of individual performance objectives, you provide little discussion and analysis of the effect of individual performance on the different elements of compensation such as base salary and your annual bonus program. Please provide additional detail and an analysis of how individual performance contributed to actual 2007 compensation for the named executive officers, including specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. See Item 402(b)(2)(vii) of Regulation S-K.

14.   Please provide clear disclosure that addresses how each compensation component and your decisions regarding these elements fit into your overall compensation objectives and their impact regarding other elements. See Item 402(b)(1)(vi) of Regulation S-K. It is not clear whether you review each element of compensation individually or whether you consider each element collectively with the other elements of your compensation program when establishing the various forms and levels of compensation. Please provide sufficient quantitative or qualitative disclosure as appropriate of the analyses underlying the compensation committee's decision to make specific compensation awards and how decisions regarding one type of award motivate the committee to award or consider other forms of compensation. Explain and place in context how you considered each element of compensation and why determinations with respect to one element may or may not have influenced the committee's decisions with respect to other allocated awards.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551-3452 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or, in his absence, Jay Ingram, Staff Attorney, at (202) 551-3397. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief